May 13, 2008

VIA EDGAR AND FAX

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re: Laboratory Corporation of America Holdings
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed February 26, 2008
       File Number 001-11353

Dear Ms. Jenkins:

We have reviewed the comments of the Staff, as set forth in its letter dated May 1,2008, with respect to the above-referenced filing. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Laboratory Corporation of America Holdings (the “Company”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Comment:

1.

We note that you have committed to reimburse UnitedHealthcare up to $200 million for transition costs and you are amortizing the total estimated transition costs of $115 million over the 10-year life of the contract. Please address the following related to your reimbursements to UnitedHealthcare:

a. Provide us with a more detailed description of the transition costs.

b. Tell us how you considered the guidance in SOP 98-5 and Question 3 to SAB Topic 13:3.A.f., in determining how to account for the reimbursements.

c.  Tell us why you believe it is appropriate to amortize the total estimated costs incurred over the life of the contract, rather than amortize the actual costs incurred over the remaining term of the contract.

d. Tell us whether you have entered into similar arrangements with other customers in the past, and describe how you accounted for the costs in those past arrangements.

e. Tell us why you believe a straight-line basis of amortization is appropriate.

Response:

a.  Prior to executing our agreement with UnitedHealthcare (“UHC”), LabCorp and Quest Diagnostics (“Quest”) were both national providers of clinical diagnostic testing services to participants in the various UHC healthcare plans. With the execution of the new agreement, LabCorp was named the exclusive national provider of these services, and UHC agreed to terminate most every contract between any of its affiliates and any national clinical laboratory (other than LabCorp). This action effectively removed Quest as a provider from almost all entities in the UHC network of plans. However, by removing Quest from their network of providers, UHC became exposed to various regulatory requirements to reimburse out-of-network providers at rates significantly higher than the rates paid to an in-network provider.

During the negotiations that led to the execution of our agreement, UHC wanted LabCorp to share in this risk of increased out-of-network payments they might be required to make to Quest during the transition period in which LabCorp and UHC jointly worked to convert customers (e.g., physicians practices, etc.) who heretofore had been sending their diagnostic tests to Quest. Accordingly, we agreed to reimburse UHC in certain markets for the difference in price between what UHC paid to Quest for out-of-network testing and the price they would have paid LabCorp under the new agreement. This commitment extends for the first three years of the LabCorp-UHC agreement.

Our agreement with UHC limits the total reimbursement to $200 million and is also limited to out-of-network payments made to Quest in certain specified markets during the first three years of our agreement. Thus, both LabCorp and UHC have financial motivations to effectively convert all customer accounts over to LabCorp or other in-network providers – LabCorp to minimize its three-year exposure and UHC to limit its exposure to higher payments for the remainder of the term of our agreement.

b.  As specifically stated in Footnote 1 to SOP 98-5 and Question 3 to SAB Topic 13.A.3.f., both address substantive one-time efforts to establish business with an entirely new class of customers. Since the transition costs (as described in item a., above) represent the reimbursement of costs relating to our acquisition of a substantial increase in revenue from an existing customer, we do not believe that SOP 98-5 is applicable to our accounting for UHC transition costs. However, we believe the accounting policy we have elected, to capitalize the UHC transition costs and recognize those costs, as contra revenue over the non-cancelable term of the contract, is consistent with the guidance given in the Interpretive Response to Question 3 to SAB Topic 13.A.3.f.

c.  As stated above, we agreed to reimburse UHC for the transition costs, as defined in our agreement, as a means to secure a significant volume of business over a long-term period. We believe that each period, in the initial non-cancelable period of the contract, benefits equally from this reimbursement. Since the actual amount of reimbursement was not known at the outset of the arrangement, we estimate total expected reimbursements. These estimates are updated every period. At the end of the transition period, the amount to be amortized as reduction of revenue will be equal to the actual transition costs incurred. As noted above, the amortization period is the non-cancelable term of the contract.

d. We have not entered into similar arrangements with other customers in the past.

e.  We considered the spirit of the Interpretive Response to Question 2 of SAB Topic 13.A.3.f., where the staff indicated that “service revenues should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed.” Since, analogously, our agreeing to make the transition payments to UHC during the first three years of the contract, secured for us a significant volume of business over a long-term period; and since we believe that every period within that time benefits equally from that agreement – we believe straight-line amortization is appropriate.

Note 1.  Summary of Significant Accounting Policies, page F-7

Comment:

2.

We note that you included the effect of convertible debt to arrive at diluted earnings per share by increasing the shares outstanding for 2007 by 2.5 million. Please tell us how you applied paragraph 26 of SFAS 128 in determining the dilutive effect of your convertible debt. In your response, explain why there was no impact to net income for the interest charges applicable to the convertible debt, and explain how you derived the 2.5 million shares.

Response:

We use the treasury stock method in determining the dilutive effect of our convertible debt, following the guidance set forth in SFAS 128, EITF 90-10 and EITF 04-8. Substantially all of our zero-coupon convertible subordinated notes (the “Notes”) contain a net share settlement feature, which requires that the Company satisfy its obligation due upon conversion to holders of the Notes for cash for the portion of the conversion obligation equal to the accreted principal of the Notes and in shares for the remainder of their conversion value. The total conversion value of the Notes is based upon the underlying current market value of 13.4108 shares of the Company’s common stock per each one thousand dollar principal amount at maturity of the notes. The 2.5 million shares added to the fully diluted share base on page F-7, represents the excess conversion value over the accreted principal of the Notes, divided by the ending market value of a share of the Company’s common stock at December 31, 2007.

As the accreted principal will be settled in cash, the only shares to be included in the diluted EPS calculation are those required to settle the conversion obligation (the amount above the accreted principal required to settle, if any) assuming conversion at period-end.

Note 6.  Investments in Joint Venture Partnerships, page F-13

Comment:

3.

We note that the amended partnership agreement in your Ontario, Canada joint venture enables the minority interest-holder to put the remaining partnership units to you in defined future periods, at an initial amount equal to the consideration paid by you in 2008, and subject to adjustment based on market value formulas contained in the agreement. Please tell us how you account for the put right, and tell us how you evaluated the market value formulas of the put right for an embedded derivative. In your response, cite the specific authoritative literature that you applied to support your conclusions.

Response:

Our acquisition of an approximately 12.7% additional interest in our Ontario, Canada joint venture and the related amendment of that partnership agreement occurred in January, 2008. Accordingly, in our 2007 Form 10-K, we have only disclosed this transaction. Our accounting for this step-acquisition is reflected in Note 3 to our Form 10-Q filing for the quarter ended March 31, 2008.

Our accounting for the put right and the items we considered in determining the appropriate accounting is as follows:

o The amended partnership agreement gives the minority owner the following three rights to put its remaining partners units to the Company:

       o     The first put can be exercised at any time during the first two years at a contractually determined price, but not less than CN$ 147 million.
       o     The second put can be exercised at any time during the three year period following the expiration of the first put (e.g., years three-five, following the effective date of the agreement). The amount to be paid in this case is to be determined by independent appraisal, without minority discount.
       o     The third put is an evergreen put, which can be triggered in the event the partnership undergoes a Major Transaction (essentially a major business combination as defined in the Agreement). The price of the third put is to be determined based upon the valuation of the partnership given, as part of the Major Transaction.

We believe that the put options constitute embedded derivatives under FAS 133, as the minority owner does not have the authority to sell its partnership units to another party, nor would the put options be transferable if it could. As these put options are not considered to be freestanding, we do not believe they fall within the scope of SFAS 150. Additionally, as there is no current guidance for minority interest puts, we believe the most analogous guidance to be that in EITF D-98, “Classification and Measurement of Redeemable Securities.”

As the minority interest put is currently redeemable, we believe the initial carrying value of the put option should be its fair value at the date of issuance (CN$ 147 million), in accordance with paragraph 15 of EITF D-98. In each subsequent reporting period, we will follow normal minority interest accounting, including increases for the minority’s share in joint venture’s earnings and decreases for distributions of such earnings. In the event such normal minority interest accounting results in the balance of minority interest being below the redemption value, the minority interest will be accreted to the redemption value (as determined per the agreement, depending on the applicable put period), in accordance with Paragraph 16 of EITF D-98, with a corresponding debit or credit to additional paid-in capital. Such increases or decreases should not decrease below the initial value of CN $147 million.

_________________

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (336) 436-4092.

Very truly yours,

/s/ William B. Hayes

William B. Hayes
Executive Vice President –
Chief Financial Officer

Cc:	Michael J. Silver, Hogan & Hartson L.L.P.
Jessica B. Good - PricewaterhouseCoopers L.L.P.